                                                Filed Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-68949

                                 $3,900,000,000

                                 CITIGROUP INC.
                       MEDIUM-TERM SENIOR NOTES, SERIES A
                    MEDIUM-TERM SUBORDINATED NOTES, SERIES A
                 DUE NINE MONTHS OR MORE FROM THE DATE OF ISSUE

                PRICING SUPPLEMENT NO. 00003, DATED JUNE 1, 2000
                 (TO PROSPECTUS SUPPLEMENT, DATED MAY 6, 1999,
                      TO PROSPECTUS, DATED MARCH 8, 1999).

                              DESCRIPTION OF NOTES

    The terms of the notes set forth in this Pricing Supplement supplement and modify, to the extent applicable, the description of general terms and provisions of Citigroup Inc.'s Medium-Term Senior Notes, Series A set forth in the accompanying prospectus and prospectus supplement. Capitalized terms not defined herein shall have the meanings assigned to such terms in the accompanying prospectus and prospectus supplement.

SUMMARY OF TERMS:

Title of Notes:                                 Citigroup Inc. Medium-Term Senior Notes,
                                                  Series A
CUSIP No.                                       17306E AC 8
Aggregate Principal Amount:                     $850,000,000.00
Issue Price:                                    99.971%
Commission or Discount:                         0.2000%
Proceeds to Citigroup on initial issuance:      $848,053,500
Issue Date:                                     6/6/00
Stated Maturity Date:                           6/6/02
Type of Interest on Note:                       Fixed Rate
Coupon Rate:                                    7.450%
Computation of Interest:                        30/360
Interest Payment Dates:                         Semi-annually, on the 6th of each June and
                                                  December
First Interest Payment Date:                    December 6, 2000
Record Dates:                                   15 calendar days immediately preceding an
                                                  Interest Payment Date
Optional Redemption:                            The notes may not be redeemed prior to
                                                  maturity, unless changes involving United
                                                  States taxation occur which could require
                                                  Citigroup to pay additional amounts as
                                                  described under "Description of Notes."
Agents' capacity on original issuance:          Principal

                              SALOMON SMITH BARNEY

ABN AMRO INCORPORATED                                        BANC ONE CAPITAL MARKETS, INC.
BARCLAYS CAPITAL                                             BEAR, STEARNS & CO., INC.
CHASE SECURITIES INC.                                        J.P. MORGAN & CO.
BNP PARIBAS GROUP                                            WACHOVIA SECURITIES, INC.

BLAYLOCK & PARTNERS L.P.                                     MURIEL SIEBERT & CO., INC.
UTENDAHL CAPITAL PARTNERS, L.P.                              THE WILLIAMS CAPITAL GROUP, L.P.

JUNE 1, 2000

    The agents identified under "Supplemental Plan of Distribution" have purchased the notes as principal in this transaction for resale to one or more investors or other purchasers at varying prices related to prevailing market conditions at the time or times of resale as determined by the agents.

    The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. Application will be made to list the notes on the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the notes is not conditioned on obtaining this listing. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our listing agent, whose name and address are set forth at the end of this pricing supplement.

    Neither the Securities and Exchange Commission nor any state securities or insurance commission nor the Luxembourg Stock Exchange has approved or disapproved of these notes or determined if this pricing supplement or the accompanying prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

    The agents are offering the notes subject to various conditions. The agents expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 6, 2000.

    This pricing supplement and the accompanying prospectus and prospectus supplement include information provided in order to comply with the rules governing the listing of securities on the Luxembourg Stock Exchange. Citigroup is responsible for the accuracy of the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. Citigroup confirms, after reasonable inquiry, that to the best of its knowledge and belief it has not omitted any fact that would make any statement contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement misleading in any material respect.

    THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND PROSPECTUS SUPPLEMENT.

                       SELECTED HISTORICAL FINANCIAL DATA

    We are providing or incorporating by reference in this pricing supplement selected historical financial information of Citigroup. All periods have been restated where appropriate to reflect the merger of Citicorp into a subsidiary of Travelers Group Inc. on October 8, 1998 and the merger of Salomon Inc with a subsidiary of Travelers Group Inc. on November 28, 1997, each of which was accounted for as a pooling of interests. The results of the property casualty business acquired from subsidiaries of Aetna Service, Inc. are included from the date of acquisition, April 2, 1996. We derived this information from the consolidated financial statements of Citigroup, after giving effect to the Citicorp and Salomon Inc mergers, for each of the periods presented. The information is only a summary and should be read together with the financial information incorporated by reference in this pricing supplement, copies of which can be obtained free of charge. See "Where You Can Find More Information" on page 6 of the accompanying prospectus.

    In addition, you may receive copies of all of Citigroup's filings with the SEC that are incorporated by reference in this pricing supplement free of charge at the office of Citigroup's listing agent, Banque Internationale a Luxembourg S.A., located at 69 route d'Esch, L-1470 Luxembourg.

                                     AT OR FOR THE THREE
                                        MONTHS ENDED
                                          MARCH 31,                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------       --------------------------------------------------------
                                       2000       1999           1999         1998         1997       1996       1995
                                     --------   --------       --------     --------     --------   --------   --------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Total revenues...................  $ 23,708   $ 20,521       $ 82,005     $ 76,431     $ 72,306   $ 65,101   $ 58,957
  Total revenues, net of interest
    expense........................    16,984     14,070         57,237       48,936       47,782     43,765     36,567
  Income from continuing
    operations(1)..................     3,590      2,489          9,994        5,807        6,705      7,073      5,610
  Net income.......................     3,590      2,362          9,867        5,807        6,705      6,739      5,760
  Dividends declared per common
    share(2).......................     0.160      0.120          0.540        0.370        0.267      0.200      0.178

BALANCE SHEET DATA:
  Total assets.....................  $738,205   $690,482(3)    $715,690(3)  $668,641     $697,384   $626,906   $559,146
  Total deposits...................   268,339    238,978        261,091      228,649      199,121    184,955    167,131
  Long-term debt...................    47,272     49,130         47,092       48,671       47,387     43,246     40,723
  Total stockholders' equity.......    50,326     43,844(3)      48,890(3)    42,708       41,851     38,416     35,183

------------------------------

(1) The three months ended March 31, 2000 and 1999 include net restructuring related items of $20 million ($12 million after-tax) and ($130) million (($74) million after-tax), respectively, and the years ended December 31, 1999, 1998 and 1997 include net restructuring related items (and in 1998 merger-related costs) of ($88) million (($47) million after-tax), $795 million ($535 million after-tax) and $1,718 million ($1,046 million after-tax), respectively.

(2) Amounts represent Travelers Group's historical dividends per common share and have been adjusted to reflect stock splits.

(3) Restated to reflect the 2000 conversion of a portion of the convertible debt of Nikko Securities Co., Ltd. into common stock.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of Citigroup at March 31, 2000, and as adjusted to give effect to the issuance and sale of the notes, and no other change in the consolidated capitalization of Citigroup since March 31, 2000 is reflected therein. Since March 31, 2000 through the date of this pricing supplement, there has not been any material adverse change in the information set forth below, except as described elsewhere in this pricing supplement, in the accompanying prospectus and prospectus supplement or in any of the documents incorporated by reference in this pricing supplement. The information is only a summary and should be read together with the financial information incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement and which can be obtained free of charge. See "Where You Can Find More Information" on page 6 of the accompanying prospectus.

                                                                  AT MARCH 31, 2000
                                                              -------------------------
                                                              OUTSTANDING   AS ADJUSTED
                                                              -----------   -----------
                                                                (DOLLARS IN MILLIONS)
Debt:
  Investment banking and brokerage borrowings...............    $ 14,832      $ 14,832
  Short-term borrowings.....................................      16,759        15,909
  Long-term debt............................................      47,272        48,122
                                                                --------      --------
    Total debt..............................................      78,863        78,863
                                                                --------      --------
Company or subsidiary obligated mandatorily redeemable
 securities of subsidiary trusts holding solely junior
 subordinated debt securities of--
  Company...................................................       2,300         2,300
  Subsidiaries..............................................       2,620         2,620
Stockholders' equity:
  Preferred stock at aggregate liquidation value............       1,775         1,775
  Common stock and additional paid-in capital (net of
    treasury stock).........................................       2,264         2,264
  Retained earnings.........................................      46,881        46,881
  Accumulated other changes in equity from nonowner
    sources.................................................         744           744
  Unearned compensation.....................................      (1,338)       (1,338)
                                                                --------      --------
    Total stockholders' equity..............................      50,326        50,326
                                                                --------      --------
  Total capitalization......................................    $134,109      $134,109
                                                                ========      ========

                              DESCRIPTION OF NOTES

    IT IS IMPORTANT FOR YOU TO CONSIDER THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS AND PROSPECTUS SUPPLEMENT AND THIS PRICING SUPPLEMENT BEFORE MAKING YOUR DECISION TO INVEST IN THE NOTES. IF ANY SPECIFIC INFORMATION REGARDING THE NOTES IN THIS PRICING SUPPLEMENT IS INCONSISTENT WITH THE MORE GENERAL TERMS OF THE NOTES DESCRIBED IN THE PROSPECTUS AND PROSPECTUS SUPPLEMENT, YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PRICING SUPPLEMENT.

BOOK-ENTRY NOTES

    BOOK-ENTRY NOTES; THE DEPOSITORY TRUST COMPANY

    Except under the limited circumstances described below, all notes will be book-entry notes. This means that the actual purchasers of the notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive (paper) form. Instead, upon issuance, all the notes will be represented by one or more fully registered global notes.

    Each global note will be deposited with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC's nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of the notes for purposes of the indenture.

    The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability of holders to transfer book-entry notes.

    Purchasers of notes in the United States may hold interests in the global notes only through DTC, if they are participants in such system. Purchasers may also hold interests indirectly through securities intermediaries--such as banks, brokerage houses and other institutions that maintain securities accounts for customers--that have accounts with DTC or its nominee ("participants"). Purchasers of notes in Europe can hold interests in the global notes only through Clearstream Banking, SOCIETE ANONYME, or through Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System, if they are participants in these systems or indirectly through organizations that are participants in these systems.

    Because DTC will be the only registered owner of the global notes, Clearstream Banking and Euroclear will hold positions through their respective U.S. depositaries, which in turn will hold positions on the books of DTC. Citibank, N.A. will act as U.S. depositary for Clearstream Banking, and The Chase Manhattan Bank will act as U.S. depositary for Euroclear. For information on how accounts of ownership of notes held through DTC are recorded, please refer to "Book-Entry Procedures and Settlement" beginning on page 31 of the accompanying prospectus.

    Citigroup, the trustee and all of their agents will not be liable for the accuracy of, or responsible for maintaining, supervising or reviewing, DTC's records or any participant's records relating to book-entry notes. Citigroup, the trustee and all of their agents also will not be responsible or liable for payments made on account of the book-entry notes.

    In this pricing supplement, unless and until definitive (paper) notes are issued to the beneficial owners as described below, all references to "holders" of notes shall mean DTC. Citigroup, the trustee and any paying agent, transfer agent or registrar may treat DTC as the absolute owner of the notes for all purposes.

    Citigroup will make all distributions of principal and interest on their notes to DTC. Citigroup will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and its participants are generally required by law to receive and transmit all distributions, notices and directions from Citigroup and the trustee to the beneficial owners through a chain of intermediaries. Purchasers of the notes will not receive written confirmation from DTC of their purchases. However, beneficial owners of book-entry notes are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants or indirect participants through which they entered into the transaction.

    Similarly, Citigroup and the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream Banking or Euroclear. If the beneficial owner is not a participant in the applicable system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised Citigroup that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions DTC takes at the direction of other participants and beneficial owners.

    Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

    Book-entry notes may be more difficult to pledge because of the lack of a physical note. Beneficial owners may experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner's account.

    For background information on DTC, please refer to "Book-Entry Procedures and Settlement" beginning on page 31 of the accompanying prospectus.

    CLEARSTREAM BANKING

    Clearstream Banking is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Banking holds securities for Clearstream Banking participants and facilitates the clearance and settlement of securities transactions between Clearstream Banking participants through electronic book-entry changes in accounts of Clearstream Banking participants, thereby eliminating the need for physical movement of certificates. Clearstream Banking provides to Clearstream Banking participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Banking interfaces with domestic markets in several countries. As a professional depositary, Clearstream Banking is subject to regulation by the Luxembourg Monetary Institute. Clearstream Banking participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the agents. Indirect access to Clearstream Banking is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Banking participant either directly or indirectly.

    EUROCLEAR

    Euroclear was created to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. This system eliminates the need for physical movement of notes and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear Operator is the Brussels, Belgium office of Morgan Guaranty Trust Company of New York, under a contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). The Euroclear Operator conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the agents. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

    The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

    Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific notes to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

    The foregoing information about DTC, Clearstream Banking and Euroclear has been provided by each of them for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

    GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

    Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way, in accordance with DTC's rules, and will be settled in immediately available funds using DTC's same-day funds settlement system. Secondary market trading between Clearstream Banking participants and/or Euroclear participants will occur in the ordinary way, in accordance with the applicable rules and operating procedures of Clearstream Banking and Euroclear, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

    Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Banking or Euroclear participants, on the other, will be effected through DTC, in accordance with DTC's rules, on behalf of the relevant European international clearing system by the U.S. depositaries. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in this system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Banking participants and Euroclear participants may not deliver instructions directly to DTC.

    Because of time-zone differences, credits of notes received in Clearstream Banking or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. These credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream Banking participants on that business day. Cash received in Clearstream Banking or Euroclear as a result of sales of notes by or through a Clearstream Banking participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream Banking or Euroclear cash account only as of the business day following settlement in DTC.

    Although DTC, Clearstream Banking and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream Banking and Euroclear, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time.

    DISTRIBUTIONS ON BOOK-ENTRY NOTES

    Citigroup will make all distributions of principal and interest on book-entry notes to DTC. Upon receipt of any payment of principal or interest, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts in proportion to the participants' respective beneficial interests in the principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

    Distributions on the book-entry notes held beneficially through Clearstream Banking will be credited to Clearstream Banking participants, in accordance with Clearstream Banking's rules and procedures, to the extent received by its U.S. depositary.

    Distributions on book-entry notes held beneficially through Euroclear will be credited to Euroclear participants, in accordance with the Euroclear Terms and Conditions, to the extent received by its U.S. depositary.

DEFINITIVE NOTES AND PAYING AGENTS

    If any of the events described under "Book-Entry Procedures and Settlement" on page 31 of the accompanying prospectus occurs, or if both Clearstream Banking and Euroclear notify Citigroup that they are unwilling or unable to continue as a clearing system in connection with the notes, then the beneficial owners will be notified through the chain of intermediaries that definitive notes are available. Beneficial owners of book-entry notes will then be entitled (1) to receive physical delivery in certificated form of definitive notes equal in principal amount to their beneficial interest and (2) to have the definitive notes registered in their names. The definitive notes will be issued in denominations of $1,000 and whole multiples of $1,000 in excess of that amount. Definitive notes will be registered in the name or names of the person or persons DTC specifies in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the definitive notes will be recognized as the "holders" of the notes under the indenture.

    The indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive note, so long as the applicant furnishes to Citigroup and the trustee such security or indemnity and such evidence of ownership as they may require.

    In the event definitive notes are issued, the holders of definitive notes will be able to receive payments of principal and interest on their notes at the office of Citigroup's paying agent maintained in the Borough of Manhattan, and, if the definitive notes are listed on the Luxembourg Stock Exchange, at the offices of the paying agent in Luxembourg. Payment of principal and a definitive note may be made only against surrender of the note to one of Citigroup's paying agents. Citigroup has the option, however, of making payments of interest by mailing checks to the address of the holder appearing in the register of note holders maintained by the registrar.

    Citigroup's paying agent in the Borough of Manhattan is currently the corporate trust office of The Bank of New York, located at 101 Barclay Street, Floor 21 West, New York, New York. Citigroup's paying agent and transfer agent in Luxembourg is Banque Internationale a Luxembourg S.A., currently located at 69 route d'Esch, L-1470 Luxembourg. As long as the notes are listed on the Luxembourg Stock Exchange, Citigroup will maintain a paying agent and transfer agent in Luxembourg. Any change in the Luxembourg paying agent and transfer agent will be published in London and Luxembourg. See "--Notices."

    In the event definitive notes are issued, the holders of definitive notes will be able to transfer their notes, in whole or in part, by surrending the notes for registration of transfer at the office of The Bank of New York and, so long as definitive notes are listed on the Luxembourg Stock Exchange, at the offices of the paying agent in Luxembourg, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to Citigroup and the securities registrar. Upon surrender, Citigroup will execute, and the trustee will authenticate and deliver new notes to the designated transferee in the amount being transferred, and a new note for any amount not being transferred will be issued to the transferor. Citigroup will not charge any fee for the registration of transfer or exchange, except that Citigroup may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

NOTICES

    Notices to holders of the notes will be made by first class mail, postage prepaid, to the addresses that appear on the register of Citigroup. So long as the notes are listed on the Luxembourg Stock Exchange, notices to non-United States residents will be made by publication in authorized newspapers in London and in Luxembourg. It is expected that publication will be made in London in the FINANCIAL TIMES and in Luxembourg in the LUXEMBURGER WORT. Any notice will be deemed to have been given on the date of publication or, if published more than once, on the date of the first publication.

PAYMENT OF ADDITIONAL AMOUNTS

    OBLIGATION TO PAY ADDITIONAL AMOUNTS

    Citigroup will pay additional amounts to the beneficial owner of any note that is a non-United States person in order to ensure that every net payment on such note will not be less than the amount then due and payable. For this purpose, a "net payment" on a note means a payment by Citigroup or a paying agent, including payment of principal and interest, after deduction for any present or future tax, assessment or other governmental charge of the United States. These additional amounts will constitute additional interest on the note.

    EXCEPTIONS

    Citigroup will not be required to pay additional amounts, however, in any of the circumstances described in items (1) through (12) below.

    (1) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner:

       - having a relationship with the United States as a citizen, resident or otherwise;

       -  having had such a relationship in the past; or

       -  being considered as having or having had such a relationship.

    (2) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner:

       - being treated as present in or engaged in a trade or business in the United States;

       - being treated as having been present in or engaged in a trade or business in the United Sates in the past; or

       -  having or having had a permanent establishment in the United States.

    (3) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner being or having been a:

       -  personal holding company;

       -  foreign personal holding company;

       -  foreign private foundation or other foreign tax-exempt organization;

       -  passive foreign investment company;

       -  controlled foreign corporation; or

       - corporation which has accumulated earnings to avoid United States federal income tax.

    (4) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner owning or having owned, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Citigroup entitled to vote.

For purposes of items (1) through (4) above, "beneficial owner" means a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership, limited liability company, corporation or other entity, or a person holding a power over an estate or trust administered by a fiduciary holder.

    (5) Additional amounts will not be payable to any beneficial owner of a note that is a:

       -  fiduciary;

       -  partnership;

       -  limited liability company; or

       -  other fiscally transparent entity

       or that is not the sole beneficial owner of the note, or any portion of the note. However, this exception to the obligation to pay additional amounts will only apply to the extent that a beneficiary or settlor in relation to the fiduciary, or a beneficial owner or member of the partnership, limited liability company or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment.

    (6) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the failure of the beneficial owner or any other person to comply with applicable certification, identification, documentation or other information reporting requirements. This exception to the obligation to pay additional amounts will only apply if compliance with such reporting requirements is required by statute or regulation of the United States or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge.

    (7) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is collected or imposed by any method other than by withholding from a payment on a note by Citigroup or a paying agent.

    (8) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later.

    (9) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld by reason of the presentation by the beneficial owner of a note for payment more than 30 days after the date on which such payment becomes due or is duly provided for, whichever occurs later.

    (10) Additional amounts will not be payable if a payment on a note is reduced as a result of any:

       -  estate tax;

       -  inheritance tax;

       -  gift tax;

       -  sales tax;

       -  excise tax;

       -  transfer tax;

       -  wealth tax;

       -  personal property tax; or

       -  any similar tax, assessment or other governmental charge.

    (11) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge required to be withheld by any paying agent from a payment of principal or interest on a note if such payment can be made without such withholding by any other paying agent.

    (12) Additional amounts will not be payable if a payment on a note is reduced as a result of any combination of items (1) through (11) above.

    Except as specifically provided under "Payment of Additional Amounts" and under "Redemption for Tax Purposes" below, Citigroup will not be required to make any payment of any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of such government.

    RELEVANT DEFINITIONS

    As used in this prospectus supplement, "United States person" means:

    -  any individual who is a citizen or resident of the United States;

    - any corporation, partnership or other entity created or organized in or under the laws of the United States;

    - any estate if the income of such estate falls within the federal income tax jurisdiction of the United States regardless of the source of such income; and

    - any trust if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of the trust.

    Additionally, "non-United States person" means a person who is not a United States person, and "United States" means the United States of America, including the States and the District of Columbia, its territories, its possessions and other areas within its jurisdiction.

REDEMPTION FOR TAX PURPOSES

    REDEMPTION PROCEDURE

    Citigroup may, at its option, redeem the notes as a whole, but not in part, on not less than 30 nor more than 60 days' prior notice, only in the circumstances described in items (1) or (2) below under "Redemption Circumstances." To redeem, Citigroup must pay a redemption price equal to 100% of the principal amount of the notes, together with accrued interest to the redemption date.

    REDEMPTION CIRCUMSTANCES

    There are two sets of circumstances in which Citigroup may redeem the notes in the manner described above under "Redemption Procedure:"

(1) Citigroup may redeem the notes if:

    - Citigroup becomes or will become obligated to pay additional amounts as described under "Payment of Additional Amounts" above;

    - the obligation to pay additional amounts arises as a result of any change in the laws, regulations or rulings of the United States, or an official position regarding the application or interpretation of such laws, regulations or rulings, which change is announced or becomes effective on or after the date of this prospectus supplement; and

    - Citigroup determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, other than substituting the obligor under the notes or taking any action that would entail a material cost to Citigroup.

(2) Citigroup may also redeem the notes if:

    - any act is taken by a taxing authority of the United States on or after the date of this prospectus supplement, whether or not such act is taken in relation to Citigroup or any affiliate, that results in a substantial probability that Citigroup will or may be required to pay additional amounts as described under "Payment of Additional Amounts" above;

    - Citigroup determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, other than substituting the obligor under the notes or taking any action that would entail a material cost to Citigroup; and

    - Citigroup receives an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that Citigroup will or may be required to pay the additional amounts described under "Payment of Additional Amounts" above, and delivers to the trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Citigroup is entitled to redeem the notes pursuant to their terms.

                  UNITED STATES TAX DOCUMENTATION REQUIREMENTS

INTRODUCTION

    The following discussion of United States tax documentation requirements does not deal with all aspects of United States federal income tax withholding or reporting that may be relevant to a beneficial owner of the notes that is a non-United States person. Investors should consult their tax advisors for specific advice concerning the acquisition, ownership and disposition of the notes.

DOCUMENTATION REQUIRED IN ORDER TO OBTAIN AN EXEMPTION FROM WITHHOLDING TAX

    A 30% United States federal withholding tax will generally apply to payments of interest on the notes, unless the beneficial owner of a note takes one of the following steps to obtain an exemption from or reduction of the tax. The 30% tax, however, may be allowed as a refund or credit against the beneficial owner's United States federal income tax liability. In addition, if a beneficial owner of a note does not properly provide the required documentation, or if such documentation is not properly transmitted to and received by the United States person required to withhold United States federal income tax, the beneficial owner will not be entitled to any additional amounts from Citigroup described under "Description of Notes--Payment of Additional Amounts" above.

(1) NON-UNITED STATES PERSONS. A beneficial owner of a note that is a non-United States person can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN or IRS Form W-8. Pursuant to Treasury regulations, the Internal Revenue Service has issued new Form W-8BEN to replace Form W-8. Existing Forms W-8 which were valid on or after January 1, 1999 will continue to be valid until they expire, or December 31, 2000, whichever date is earlier. After December 31, 2000, a beneficial owner must use Form W-8BEN to obtain an exemption from U.S. withholding tax. Although Form W-8BEN is not required to be used until December 31, 2000, beneficial owners may be asked to provide Form W-8BEN in addition to, or instead of, the existing Form W-8 prior to such effective date. This exemption is not available to:

    - a controlled foreign corporation that is directly or indirectly related to Citigroup through stock ownership;

    - a person that actually or constructively owns 10 percent or more of the total combined voting power of all classes of stock of Citigroup that are entitled to vote; or

    - a bank that has invested in the note as an extension of credit in the ordinary course of its trade or business.

(2) NON-UNITED STATES PERSONS WITH EFFECTIVELY CONNECTED INCOME. A beneficial owner of a note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which the interest income on a note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI or IRS Form 4224. Pursuant to Treasury regulations, the Internal Revenue Service has issued new Form W-8ECI to replace Form 4224. Existing Forms 4224 which were valid on or after January 1, 1999 will continue to be valid until they expire, or December 31, 2000, whichever date is earlier. After December 31, 2000, a beneficial owner conducting a trade or business in the United States must use Form W-8ECI to obtain an exemption from U.S. withholding tax. Although Form W-8ECI is not required to be used until December 31, 2000, beneficial owners may be asked to provide Form W-8ECI in addition to, or instead of, the existing Form 4224 prior to such effective date.

(3) NON-UNITED STATES PERSONS ENTITLED TO INCOME TAX TREATY BENEFITS. A beneficial owner of a note that is a non-United States person entitled to the benefits of an income tax treaty to that the United States is a party can obtain an exemption from or reduction of the withholding tax by providing a properly completed IRS Form W-8BEN or IRS Form 1001. Pursuant to Treasury regulations, the Internal Revenue Service has issued new Form W-8BEN to replace Form 1001. Existing Forms 1001 which were valid on or after January 1, 1999 will continue to be valid until they expire, or December 31, 2000, whichever date is earlier. After December 31, 2000, a beneficial owner relying on a treaty exemption must use Form W-8BEN to obtain an exemption from U.S. withholding tax. Although Form W-8BEN is not required until December 31, 2000, beneficial owners may be asked to provide Form W-8BEN in addition to, or instead of, the existing Form 1001 prior to such effective date. The availability and extent of such exemption, however, will depend upon the terms of the particular income tax treaty.

(4) UNITED STATES PERSONS: IRS FORM W-9. A beneficial owner of a note that is a United States person can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-9, titled "Request for Taxpayer Identification Number and Certification."

UNITED STATES FEDERAL INCOME TAX REPORTING PROCEDURE

    BENEFICIAL OWNERS. A beneficial owner of a note is required to submit the appropriate IRS form under applicable procedures to the person through which the owner directly holds the note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream Banking as the owner of the note, the IRS form must be provided to Euroclear or Clearstream Banking, as the case may be.

    OTHER PERSONS THROUGH WHICH A NOTE IS HELD. Each other person through which a note is held must submit, on behalf of the beneficial owner, the IRS form, or in some cases a copy of such form, under applicable procedures through the chain of intermediaries, until the IRS form is received by the United States person that would be required to withhold United States federal income tax from interest on the note. For example, in the case of a note held through Euroclear or Clearstream Banking, the IRS form, or a copy of such form, must be received by the U.S. depositary of such clearing agency. Applicable procedures include additional certification requirements if a beneficial owner of the note provides an IRS Form W-8 or IRS Form W-8BEN to any person who is a securities clearing organization, bank, financial institution, custodian, broker, nominee or otherwise acting as an agent for a beneficial noteholder that holds the note on its behalf. In addition, after December 31, 2000, any person who is a securities clearing organization, bank, financial institution, custodian, broker, nominee or otherwise acting as an agent for a beneficial owner must submit Form W-8IMY, or other substitute form deemed acceptable, to provide certification of the validity of the beneficial owner's Form W-8BEN. Further, although Form W-8IMY is not required until December 31, 2000, such persons may be asked to provide Form W-8IMY prior to such effective date.

    SPECIAL RULES MAY APPLY IF THE NOTES ARE HELD BY A FOREIGN PARTNERSHIP. In the event that the notes are held by a foreign partnership, special rules may apply in order that payments made on the notes not be subject to United States federal withholding tax. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the notes through a foreign partnership.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

    Salomon Smith Barney Inc. is acting as representative of the agents listed below, each of which has severally agreed to purchase the principal amount of notes set forth opposite its name.

                                                              PRINCIPAL AMOUNT
AGENTS                                                            OF NOTES
------                                                        ----------------
Salomon Smith Barney Inc. ..................................    $680,000,000
ABN Amro Incorporated.......................................      17,000,000
Banc One Capital Markets, Inc. .............................      17,000,000
Barclays Capital Inc. ......................................      17,000,000
Bear, Stearns & Co., Inc. ..................................      17,000,000
Chase Securities Inc. ......................................      17,000,000
J.P. Morgan Securities Inc. ................................      17,000,000
Paribas Corporation.........................................      17,000,000
Wachovia Securities, Inc. ..................................      17,000,000
Blaylock & Partners L.P. ...................................       8,500,000
Muriel Siebert & Co., Inc. .................................       8,500,000
Utendahl Capital Partners, L.P. ............................       8,500,000
The Williams Capital Group, L.P. ...........................       8,500,000
                                                                ------------
  Total.....................................................    $850,000,000
                                                                ============

    Citigroup will apply for listing of the notes on the Luxembourg Stock Exchange. The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

    Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

    The agents have agreed that they will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus and prospectus supplement or any other offering material relating to the notes, in or from any jurisdiction, except when to the best knowledge and belief of the agents it is permitted under applicable laws and regulations. In so doing, the agents will not impose any obligations on Citigroup, except as set forth in the distribution agreement relating to the notes.

    Each agent has represented and agreed that:

    - it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issuance of the notes, will not offer or sell any notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom;

    - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment

       Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on;

    - it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

    - it is aware of the fact that no German selling prospectus (VERKAUFSPROSPEKT) has been or will be published in respect of the sale of the notes and that it will comply with the Securities Selling Prospectus Act (the "SSPA") of the Federal Republic of Germany (WERTPAPIER-VERKAUFSPROSPEKTGESETZ). In particular, each agent has undertaken not to engage in a public offering (OFFENTLICHE ANBIETEN) in the Federal Republic of Germany with respect to any notes otherwise than in accordance with the SSPA and any other act replacing or supplementing the SSPA and all other applicable laws and regulations;

    - the notes are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this pricing supplement, the accompanying prospectus and prospectus supplement or any other offering material relating to the notes; and

    - it and each of its affiliates have not offered or sold, and will not offer or sell, the notes by means of any document to persons in Hong Kong other than persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that Citigroup prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are effected. Accordingly, any resale of the notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of notes in Canada who receives a purchase confirmation will be deemed to represent to Citigroup and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such notes without the benefit of a prospectus qualified under such securities laws or an offering memorandum,
(2) where required by law, that such purchaser is purchasing as principal and not as agent, (3) if in Quebec, such purchaser shall be deemed to have agreed that all documents relating to such purchase be in English only, and (4) such purchaser has reviewed the terms above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

    All of Citigroup's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada on Citigroup or such persons. All or a substantial portion of the assets of Citigroup and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Citigroup or such persons in Canada or to enforce a judgment obtained in Canadian courts against Citigroup or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR No. 95/17, a copy of which may be obtained from Citigroup. Only one such report must be filed in respect of notes acquired on the same date and under the same prospectus exemption.

               DIRECTORS AND EXECUTIVE OFFICERS OF CITIGROUP INC.

    The members of the board of directors of Citigroup are: C. Michael Armstrong, Alain J.P. Belda, Kenneth J. Bialkin, Kenneth T. Derr, John M. Deutch, Ann Dibble Jordan, Reuben Mark, Michael T. Masin, Dudley C. Mecum, Richard D. Parsons, Andrall E. Pearson, Robert E. Rubin, Franklin A. Thomas, Sanford I. Weill, Edgar S. Woolard, Jr. and Arthur Zankel. The Honorable Gerald
R. Ford is an honorary director of Citigroup. The executive officers of Citigroup are: Sanford I. Weill, Michael A. Carpenter, Paul J. Collins, Michael D'Ambrose, Jay S. Fishman, Edward D. Horowitz, Thomas W. Jones, Robert I. Lipp, Deryck C. Maughan, Victor J. Menezes, Charles O. Prince, III, William R. Rhodes, Robert E. Rubin, Petros Sabatacakis, Todd S. Thomson, Marc P. Weill and Robert
B. Willumstad. The business address of each director and executive officer of Citigroup in such capacities is 153 East 53rd Street, New York, NY 10043.

                                 LEGAL OPINIONS

    The validity of the notes will be passed upon for Citigroup by Stephanie B. Mudick, Deputy General Counsel and an Assistant Secretary of Citigroup, 153 East 53rd Street, New York, New York 10043, and for the agents by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019-6092. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has acted as special tax counsel to Citigroup in connection with tax matters related to the issuance of the notes. Ms. Mudick beneficially owns, or has rights to acquire under Citigroup's employee benefit plans, an aggregate of less than 1% of Citigroup's common stock. Dewey Ballantine LLP has from time to time acted as counsel for Citigroup and its subsidiaries and may do so in the future. A member of Dewey Ballantine LLP participating in this matter is the beneficial owner of an aggregate of less than 1% of Citigroup's common stock. Kenneth J. Bialkin, a partner of Skadden, Arps, Slate, Meagher & Flom LLP, is a director of Citigroup and he and other attorneys in his firm beneficially own an aggregate of less than 1% of the common stock of Citigroup.

                              GENERAL INFORMATION

    Application will be made to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, the certificate of incorporation and the by-laws of Citigroup and a legal notice relating to the issuance of the notes will be deposited prior to listing with GREFFIER EN CHEF DU TRIBUNAL D'ARRONDISSEMENT DE ET A LUXEMBOURG. You may request copies of these documents free of charge, together with this pricing supplement, the accompanying prospectus and prospectus supplement, the distribution agreement relating to the notes, the indenture and Citigroup's current annual and quarterly reports, as well as all other documents incorporated by reference in this pricing supplement, including future annual and quarterly reports, from the main office of Banque Internationale a Luxembourg S.A. in Luxembourg so long as any of the notes are outstanding.

    These documents also will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Citigroup and the holders of the notes.

    You can also request copies of (1) this pricing supplement, the accompanying prospectus and prospectus supplement and the indenture, and (2) Citigroup's annual, quarterly and current reports, as well as other documents incorporated by reference in this pricing supplement, including future annual, quarterly and current reports, by following the directions under "Where You Can Find More Information" on page 6 of the accompanying prospectus.

    Neither Citigroup nor any of its subsidiaries is involved in litigation, arbitration or administrative proceedings relating to claims or amounts that are material in the context of the issue of the notes. Citigroup is not aware of any such litigation, arbitration or administrative proceedings pending or threatened.

    Citigroup accepts responsibility for the information contained in this pricing supplement and the accompanying prospectus and prospectus supplement.

    Resolutions relating to the issue and sale of the notes were adopted by the board of directors of Citigroup on December 15, 1998 and by the Notes Committee of the board of directors on March 26, 1999.

    The notes have been assigned Euroclear and Clearstream Banking Common Code No. 011262813, International Security Identification Number (ISIN) US17306EAC84 and CUSIP No. 17306EAC8.

                              PRINCIPAL OFFICE OF
                                 CITIGROUP INC.

                              153 East 53rd Street
                            New York, New York 10043

                                    TRUSTEE
                           AND NEW YORK PAYING AGENT

                              The Bank of New York
                               101 Barclay Street
                            New York, New York 10286

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT
                 AND LUXEMBOURG PAYING AGENT AND TRANSFER AGENT

                    Banque Internationale a Luxembourg S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

           TO CITIGROUP INC. AS TO                 SPECIAL UNITED STATES TAX COUNSEL TO
              UNITED STATES LAW                               CITIGROUP INC.

          Stephanie B. Mudick, Esq.              Skadden, Arps, Slate, Meagher & Flom LLP
           Deputy General Counsel                            Four Times Square
               Citigroup Inc.                          New York, New York 10036-6522
            153 East 53rd Street
          New York, New York 10043

                                 TO THE AGENTS
                            AS TO UNITED STATES LAW

                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, New York 10019

                     INDEPENDENT AUDITORS OF CITIGROUP INC.

                                    KPMG LLP
                                345 Park Avenue
                            New York, New York 10154